NANNARONE & MCMURDO, LLP Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	Suite 800 511 Avenue of the Americas New York, NY 10011
July __, 2010

Via Edgar

United State Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Attention:                      Katherine Wray, Staff Attorney
Patrick Gilmore, Accounting Branch Chief
Jaime John, Staff Accountant

Re:           Tree Top Industries, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed April 15, 2010
Form 8-K dated January 15, 2010
Filed January 19, 2010
Form 8-K dated February 1, 2010
Filed March 25, 2010
Form 10-Q for the fiscal quarter ended March 31, 2010
Filed May 17, 2010
File No. 000-10210                                ___________________________________

Dear Mr. Gilmore:

We have filed an amended Form 10-K for the fiscal year ended December 31, 2009 (“10-K/A”) and an amended Form 10-Q for the fiscal quarter ended March 31, 2010 for Tree Top Industries, Inc.’s (“TTI”) in response to your recent comment letter addressed to David Reichman, Chairman of the Board, Chief Executive Officer and Chief Financial Officer of TTI, dated June 3, 2010.  The following are our responses to your comments and the numbers thereof correspond to the numbers in your comment letter:

Form 10-K for the fiscal year ended December 31, 2009

Cover page

1.	We have edited the cover page of the 10-K/A to disclose the aggregate market value of TTI’s voting stock as of June 30, 2009, our most recently-completed second fiscal quarter cover by the 10-K/A.

2.
We have removed the checkmark indicating that disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained in our filing.  We have included information in our 10-K/A regarding the delinquent filings of our directors and officers of required Section 16(a) forms.

Item 1. Business

Competition, page 4

3.	We have revised the competition disclosure on page 4 to discuss the subsidiaries’ competitive disadvantages.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 6

General

4.	We have revised our management’s discussion and analysis to include an executive-level discussion of our plan of operation for the next twelve months.

5.
We have added disclosure to our liquidity and capital resources discussion addressing the defaults and obligations disclosed in the notes to our financial statements and the impact they have on our financial condition and operating performance.

Item 8. Financial Statements and Supplementary Data

Note 10 – Subsequent Events, page 31

6.	The correct amount is $192,000. There was an error in drafting. We have amended the 10-K/A to disclose the proper amount.

7.	We have revised the subsequent event footnote to include the material terms of the GeoGreen loan agreement.

Item 9A(T). Controls and Procedures, page 32

8.
We have revised the disclosure controls and procedures to disclose in greater detail the nature of the material weaknesses identified therein.  We have also updated the disclosure to remove the reference to a lack of an audit committee.

9.	We have revised the disclosure to discuss the steps TTI intends to take to remediate the material weakness.

Management’s Annual Report on Internal Control over Financial Reporting, page 33

10.
We have revised to clarify that management concluded that TTI’s internal controls over financial reporting were ineffective due to the same material weaknesses that rendered TTI’s disclosure controls and procedures ineffective.  We have also added a statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting.

Item 10. Directors and Executive Officers of the Registrant, page 34

General

11.	We have added the specific experience and skills of each director that led to the conclusion that each such person should serve as a director.

Section 16(a) Beneficial Ownership Reporting Compliance, page 36

12.	We have revised the 10-K/A to provide the full disclosure called for by Item 405 of Regulation S-K.

Item 11. Executive Compensation, page 38

General

13.
We have revised to include a description of the material factors necessary to understand the information presented in the summary compensation table, including the terms of each stock and option grant.  We have also expanded the statement in footnote 2 to the table.

14.	We have incorporated by reference the two 8-Ks that were filed with the employment agreements attached thereto as exhibits.

15.	We have revised to provide the tabular disclosure called for by Item 402(p) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, page 41

16.	We have revised our related-party transaction disclosure regarding the loans provided by David Reichman.

17.	TTI does not provide business services to executives of TTI or their family members. We have revised the disclosure to reflect this fact.

18.	We note that it is inappropriate to refer to transactions with related persons as “arms” length.

Item 15. Exhibits, Financial Statement Schedules, page 42

19.	We have filed or incorporated by reference from prior filings all exhibits required to be filed.

Signatures, page 43

20.	David Reichman has also signed the 10-K/A as our chief accounting officer. We have revised the 10-K/A so that it is also signed by all of TTI’s directors.

Form 8-K Filed on January 19, 2010

21.
We have revised the 10-K/A to include the material terms of the loan with GeoGreen.  The loan agreement established a credit line of an aggregate of $384,000.  The loan incurs interest at a rate of 10% per annum.  The loan became payable beginning March 31, 2010 on the amount then outstanding and the balance is repayable in full the earlier of (i) four (4) months from date of issuance of the applicable note or (ii) consolidation, merger or sale of all, or substantially all, of the assets or equity of GeoGreen, or the issuance of treasury stock of GeoGreen.  The loan shall be secured by all the assets of GeoGreen.  Under the terms of the agreement, TTI shall also help GeoGreen secure additional financing.  Furthermore, the Agreement provides TTI with the right of first refusal on future equity financings of GeoGreen.

22.	We have filed a fully-executed version of the GeoGreen agreement as an exhibit to the 10-K/A.

Form 8-K Filed on March 25, 2010

23.
We had lost contact with the applicable directors and were, therefore, unsure if they had decided to resign.  We hereby confirm that we are aware TTI is currently ineligible to use Form S-3 to register the offer and sale of securities under the Securities Act of 1933

Form 10-Q for the fiscal quarter ended march 31, 2010

Item 6. Exhibits

24.	We have filed an amendment to our Form 10-Q for the fiscal quarter ended March 31, 2010 in order to file our agreement with Asia Pacific Capital Corporation as an exhibit.

Please direct your correspondence regarding this matter to the undersigned.

Very Truly Yours,

/s/ Matthew C. McMurdo

Matthew C. McMurdo, Esq.

cc:	David Reichman, Chairman of the Board, Chief Executive Officer and Chief Financial Officer
Tree Top Industries, Inc.